Exhibit 99.1

August 26, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that on August 25, 2016 our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), received a notification that a class action lawsuit has been filed by the Asociación para la Defensa de Usuarios y Consumidores (the Association for the Defense of Users and Consumers or “ADUC”), a local association for the defense of consumers, objecting to the exchange rate applied to certain foreign exchange sales. The action pursues the termination of the conduct which ADUC alleges to be illegitimate and the restitution of the allegedly overpaid amounts.

The lawsuit was filed at the Commercial Court of First Instance number 4, Secretariat 8.

Banco Galicia is analyzing the content and implications of the lawsuit. Banco Galicia estimates that, in the event of an unfavorable resolution of the dispute described above, there will not be a significant impact on Banco Galicia´s shareholders’ equity.

Yours faithfully,

José Luis Gentile

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.